Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-129583, 333-143488, 333-181509, and 333-224752) of Ormat Technologies, Inc. of our report dated March 16, 2018, except for the effects of the restatement and revision discussed in Note 1 (not presented herein) to the consolidated financial statements appearing under Item 8 of the Company’s 2017 annual report on Form 10-K/A, as to which the date is June 19, 2018, and except for the effects of the retrospective adjustments as a result of adoption of accounting policies and changes in segments as discussed in Note 1(a) (not presented herein) to the consolidated financial statements appearing under Item 8 of the Company’s 2018 annual report on Form 10-K, as to which the date is March 1, 2019 relating to the financial statements, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

San Francisco, California

March 2, 2020